Exhibit 99.4

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying “Statement of Unaudited Standalone Financial Results for the quarter and nine months ended 31 December, 2024” (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Company”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.:213271

UDIN: 25213271BMISLA4490

Place: Hyderabad
Date: January 23, 2025

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2024

				All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	47,775	58,534	40,389	164,385	142,460	192,764
	b) License fees and service income	2,203	8,254	442	10,620	763	1,277
	c) Other operating income	172	175	199	520	567	797
	Total revenue from operations	50,150	66,963	41,030	175,525	143,790	194,838

2	Other income	2,354	2,076	2,276	6,287	6,651	8,623

	Total income (1 + 2)	52,504	69,039	43,306	181,812	150,441	203,461

3	Expenses
	a) Cost of materials consumed	10,117	9,343	8,187	28,571	23,838	32,915
	b) Purchase of stock-in-trade	5,084	6,565	5,569	19,052	14,403	19,866
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(370)	(930)	(651)	(2,561)	(1,868)	(2,388)
	d) Employee benefits expense	7,944	8,401	7,823	24,904	23,062	30,857
	e) Depreciation and amortisation expense	2,651	2,600	2,464	7,749	7,294	9,756
	f) Impairment of non current assets, net	-	-	-	-	-	260
	g) Finance costs	433	284	56	788	159	218
	h) Other expenses	15,451	16,368	13,539	46,568	39,032	54,064

	Total expenses	41,310	42,631	36,987	125,071	105,920	145,548

4	Profit before tax (1 + 2 - 3)	11,194	26,408	6,319	56,741	44,521	57,913

5	Tax expense/(benefit)
	a) Current tax	2,563	7,033	1,569	14,262	10,916	13,618
	b) Deferred tax	137	554	(2)	992	533	875

6	Net profit for the period/year (4 - 5)	8,494	18,821	4,752	41,487	33,072	43,420

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	-	-	(8)	-	(6)	21
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	(7)

	b) (i) Items that will be reclassified to profit or loss	(779)	(88)	24	(812)	(257)	(446)
	(ii) Income tax relating to items that will be reclassified to profit or loss	196	22	(6)	204	65	114

	Total other comprehensive (loss)/income	(583)	(66)	10	(608)	(198)	(318)

8	Total comprehensive income (6 + 7)	7,911	18,755	4,762	40,879	32,874	43,102

9	Paid-up equity share capital (face value Re. 1/- each)	834	834	834	834	834	834

10	Other equity						241,574

11	Earnings per equity share (face value Re. 1/- each)
	Basic	10.20	22.60	5.71	49.81	39.76	52.19
	Diluted	10.18	22.56	5.70	49.73	39.69	52.09
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information				All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2024	30.09.2024	31.12.2023	31.12.2024	31.12.2023	31.03.2024
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	8,272	7,972	7,658	24,764	20,900	30,742
	b) Global Generics	42,401	61,467	35,726	156,315	129,399	173,405
	c) Others	1,281	23	66	1,365	325	678
	Total	51,954	69,462	43,450	182,444	150,624	204,825

	Less: Inter-segment revenue	1,804	2,499	2,420	6,919	6,834	9,987
	Total revenue from operations	50,150	66,963	41,030	175,525	143,790	194,838

2	Segment results
	Profit/(loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	313	(146)	(397)	97	(1,533)	(287)
	b) Global Generics	8,268	26,800	6,832	54,735	45,498	57,670
	c) Others	1,255	20	198	1,372	297	536
	Total	9,836	26,674	6,633	56,204	44,262	57,919

	Less: (i) Finance costs	433	284	56	788	159	218
	(ii) Other un-allocable (income)/expenditure, net	(1,791)	(18)	258	(1,325)	(418)	(212)
	Total profit before tax	11,194	26,408	6,319	56,741	44,521	57,913

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards (''Ind AS'') prescribed under Section 133 of the Companies Act, 2013 ("the Act'') read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India ("SEBI'') were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 23 January 2025. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	"License fees and service income" for the quarter and nine months ended 31 December 2024 includes an amount of Rs.1,266 million received as a milestone payment upon U.S.FDA approval of DFD 29, in accordance with the license and collaboration agreement dated 29 June 2021 with Journey Medical Corporation. This transaction pertains to the Company’s Others segment.

3

"Other income" for the year ended 31 March 2024 includes:

a) Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

b) Dividend income of Rs. 445 million recognised in June 2023, declared by Kunshan Rotan Reddy Pharmaceutical Company Limited, joint venture of the company.

4	During the quarter and nine months ended 31 December 2024, an amount of Rs.834 million and Rs.2,534 million, respectively and during the quarter and nine months ended 31 December 2023, an amount of Rs.1,142 million and Rs.3,405 million, respectively, representing government grants has been accounted as a reduction from cost of materials consumed.

5	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the company has written off Deferred Tax Asset amounting to Rs. 482 million, created in earlier periods on land, during the nine months ended 31 December 2024.

6

Agreement with Nestle India:

On 25 April 2024, the Company entered into an agreement with Nestlé India Limited ("Nestlé India") for the manufacturing, development, promotion, marketing, sale, distribution, and commercialization of nutraceutical products and supplements in India, as well as other mutually agreed geographies. These operations will be carried out by Dr. Reddy's Nutraceuticals Limited, established on 14 March 2024. The entity was later renamed as Dr. Reddy's and Nestlé Health Science Limited (the “Nutraceuticals subsidiary”) on 13 June 2024.

Upon completion of the closing conditions, the transaction concluded on 01 August 2024. Consequently, the Company has made an additional investment of Rs. 7,340 million in its Nutraceuticals subsidiary, with corresponding infusion from Nestlé India amounting to Rs. 7,056 million resulting in a revised shareholding pattern of 51:49 between the Company and Nestlé India.

Further, the Company also received Rs. 8,113 million (excluding GST) as consideration towards transfer of its nutraceutical and vitamins, minerals, herbals, and supplements portfolio to Nutraceuticals subsidiary as part of the definitive agreement. This has been recorded as License fees for the nine months ended 31 December 2024. This acquisition pertains to Company’s Global Generics segment.

DR. REDDY'S LABORATORIES LIMITED

7	The Board of Directors of the Company at their meeting held on 27 July 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt(ADR) holder would consequently increase in proportion to the increase in number of equity shares. On 12 September 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority.

Consequently w.e.f. record date of 28 October 2024, the authorized share capital, the paid up share capital and the treasury shares were sub-divided into five equity shares having a face value of Rupee One each. As on 31 December 2024, the closing number of shares fully paid up and treasury shares were 834,423,960 and 1,302,980 respectively.

Post stock split, the number of each stock option vested and unvested and not exercised as on the record date were sub-divided into five options and the exercise price was proportionately adjusted.

The effect of stock split was considered in the computation of basic and diluted EPS for the quarter and nine months ended 31 December 2024 and prior periods have been restated considering face value of Rupee One each in accordance with Ind AS 33- "Earnings per Share" and rounded off to the nearest decimals.

8	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

9	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 23 January 2025	Co-Chairman & Managing Director